SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

082-03319

07025475

2 July 2007

The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286
USA

SUPPL

Attn. : Ms Andres Estay

Dear Sirs

Re : American Depositary Receipt (ADR) Programme

We would advise that by an agreement dated 30 December 1992, the Company entered into a Deposit Agreement with Bank of New York wherein the Bank acted as depositary for the Company's ADR Programme.

We would advise that unfortunately the Company's shares was recently delisted from Bursa Malaysia Securities Berhad (formerly known as Kuala Lumpur Stock Exchange). In the light of this, we wish to terminate the Deposit Agreement with immediate effect.

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

dlw 7/25

c.c : Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

END